October 5, 2016

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Attn:	Amanda Ravitz Laurie Abbott Kristin Lochhead Gary Todd

	Re:	iRhythm Technologies, Inc. Registration Statement on Form S-1 Filed September 23, 2016 File No. 333-213773

Ladies and Gentlemen:

On behalf of iRhythm Technologies, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 30, 2016 relating to the Company’s Registration Statement (File No. 333-213773) filed with the Commission on September 23, 2016 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment No. 1”). For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of the Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Prospectus Summary, page 1

1.	From your response to prior comment 1, it appears that you may have sponsored third-party researchers named in the prospectus. If so, please file the consent of the named researchers as exhibits to your registration statement. See Rule 436.

RESPONSE TO COMMENT 1:

The Company has revised the disclosure on pages 2, 68, 80 and 81 to clarify that the statements made in the Registration Statement are attributable to the Company’s interpretation of the studies in question. Therefore, the Company does not believe that such articles would qualify as a report or opinion of an expert or counsel and require filing of a consent under Rule 436.

Clinical Results and Studies, page 78

2.	We note your revision in response to prior comment 5 indicating that some of the results you present may not be statistically significant. Where you discuss the results of each study, please disclose whether those results are statistically significant or whether the statistical significance of the results was not assessed.

RESPONSE TO COMMENT 2:

The Company has revised the disclosure on page 79 to clarify that the results in the studies and the comparisons in percentage terms presented in the Registration Statement are statistically significant and has also included in the discussion of each study the relevant p-values, all of which are less than 0.05 (the commonly accepted threshold for statistical significance).

AF Burden as Predictor of Stroke Risk, page 80

3.	It is unclear from your disclosure here and throughout whether your product is used for identifying arrhythmia itself, or if it is used to identify risk factors associated with already-identified arrhythmia. From your disclosure here, it appears that the patch is prescribed for use in arrhythmia-identified patients. Please clarify.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure on page 1 and page 67 to clarify that the Company’s ZIO Service is prescribed by physicians for both identifying arrhythmias as well as for identifying risk factors, such as stroke, which may be associated with a previously-identified arrhythmia.

Non-Employee Directors, page 93

4.	Please revise to clarify the business experience of Mr. Talwalkar since May 2014. See Item 401(e) of Regulation S-K.

RESPONSE TO COMMENT 4:

The Company has revised the disclosure on pages 96 and 97 to clarify the business experience of Mr. Talwalkar since May 2014.

Exhibits

5.	Please ensure that you file complete exhibits, including all attachments. In this regard, we note, by way of example only, the missing attachments to exhibits 10.21 and 10.31.

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment and respectfully submits that it will file complete exhibits, including all attachments, with the next amendment to the Registration Statement.

* * * *

Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned at (650) 565-3564. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Philip Oettinger

Philip Oettinger

cc:	Kevin M. King

650 Townsend Street, Suite 380

San Francisco, CA 94103

Alan F. Denenberg

Tyler Pender

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, CA 94025